Exhibit 10.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

dated as of June 6, 2008

among

NORTHSOUND CORPORATION,

RED CROWN DEVELOPMENT INC. and

JAS INVESTMENTS CORP.

as Sellers

and

DEL MONTE (PINABANA) CORP.

as Purchaser

i

ii

Section 8.8.	Entire Agreement; Amendment	25
Section 8.9.	Counterparts	25
Section 8.10.	Currency Indemnity	25

Exhibits:

Exhibit A	Form of Non-Compete Agreement
Exhibit B	Form of Services Agreement

iii

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of June 6, 2008, among: Northsound Corporation, a BVI Business Company incorporated under the laws of the British Virgin Islands (“Northsound”), Red Crown Development Inc., a corporation organized under the laws of the Republic of Panama (“Red Crown”) and JAS Investments Corp., a BVI Business Company incorporated under the laws of the British Virgin Islands, (“JAS”, and together with Red Crown and Northsound, the “Sellers”), and Del Monte (Pinabana) Corp., a limited liability exempted company incorporated under the laws of the Cayman Islands (the “Purchaser”).

ARTICLE I

DEFINITIONS

Section 1.1. Defined Terms. Capitalized terms herein and in the Schedules and Exhibits have the following meanings or the meanings ascribed to them elsewhere in this Agreement:

“Accounts Payable” means accounts payable as determined under the accounting principles applicable to the relevant Acquired Company as reflected in the Acquired Companies’ Financials.

“Accounts Receivable” means accounts receivable from third parties (excluding inter-company receivables among the Acquired Companies and accounts receivable from the Sellers and their Affiliates) as determined under the accounting principles applicable to the relevant Acquired Company as reflected in the Acquired Companies’ Financials.

“Acquired Companies” means Frutales, Frutex, IFT and their subsidiaries.

“Affiliate” means (i) with respect to any entity, a Person or entity that controls, is controlled by, or is under common control with such entity (it being understood, that a Person or entity shall be deemed to “control” another entity, for purposes of this definition, if such Person or entity directly or indirectly has the power to direct or cause the direction of the management and policies of such other entity, whether through holding ownership interests in such other entity, through agreements or otherwise) and (ii) with respect to any natural Person, any spouse or child of such natural Person.

“Acquired Companies’ Financials” has the meaning set forth in Section 3.5(a).

“Assumed Liabilities” has the meaning set forth in Section 3.6.

“Business” means the production and commercialization of bananas and pineapples as conducted by the Acquired Companies through the date hereof.

“Closing” has the meaning set forth in Section 2.2(a).

“Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Corbana” means Corporación Bananera Nacional, a public non-governmental entity.

“Debt” of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money; (ii) all obligations of such Person for the deferred purchase price of property delivered or services rendered prior to the Closing; (iii) all obligations of such Person evidenced by notes, bonds, debentures, or other similar instruments; (iv) all obligations of such Person created or arising under any conditional sale or other title retention agreement; (v) all obligations of such Person as lessee under any capital lease; and (vi) all Debt of others referred to in clauses (i) through (v) above guarantied directly or indirectly in any manner by such Person or secured by any Lien on property owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt. For the avoidance of doubt, Debt shall not include any obligation under an undrawn letter of credit or any operating leases.

“Employee Plan” has the meaning set forth in Section 3.11(a).

“Environmental Liabilities and Costs” means any Liabilities arising from or relating to any Loss pursuant to Environmental Law.

“Environmental Law” means any law of Costa Rica relating to (i) the environment, (ii) public or employee health or safety, (iii) any Release, or (iv) the handling, use, or exposure to hazardous substances.

“Frutales” means Desarrollo Agroindustrial de Frutales S.A., a sociedad anónima organized under the laws of Costa Rica, with corporate identity card number 3-101-357490.

“Frutex” means Frutas de Exportación, Frutex S.A., a sociedad anónima organized under the laws of Costa Rica, with corporate identity card number 3-101-114635.

“Governmental Entity” means any national, federal, state, municipal, local or foreign government or governmental, regulatory or administrative authority, agency or commission, court or arbitrator of competent jurisdiction, including but not limited to Dirección General de la Tributación Directa, Instituto Nacional de Aprendizaje, Banco Popular y de Desarrollo Comunal, Instituto Mixto de Ayuda Social, Instituto de Desarrollo Agrario, Caja Costarricense del Seguro Social, Ministerio de Trabajo y Seguridad Social, Secretaría Técnica Ambiental (SETENA) and Procuraduría General de la República.

“Holdback Amount” has the meaning set forth in Section 2.4.

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board.

“IFT” means International Fruit Traders, Inc., a BVI Business Company incorporated under the laws of the British Virgin Islands and headquartered in Panama.

“Intellectual Property” means all intellectual property, whether registered or unregistered, that is used in the Business, including trademarks and trade secrets.

“Knowledge,” “ to the best of the Sellers knowledge,” “knowledge of the Seller” or “best knowledge of the Seller” or any similar term as used in connection with any representation or warranty or covenant made by the Sellers means that the representation and warranty or covenant so qualified shall be deemed to be made by the Sellers on the basis of the actual or constructive knowledge of any of the Sellers or Restricted Persons, it being understood that an individual shall be deemed to have constructive knowledge of a fact, matter or circumstance of which such individual should have become aware in the due performance of such individual’s duties toward the Sellers or the Acquired Companies under applicable law.

“Liabilities” means any Debt, liabilities or expenses, whether accrued, absolute, fixed, contingent, liquidated, unliquidated or otherwise, and whether due or to become due, including all severance liabilities (including any shortfall resulting from a failure by a solidarity association to pay the severance amounts required to be met by an Acquired Company), leases required to be classified as capital leases under applicable accounting principles and Accounts Payable of the Acquired Companies.

“Lien” means any pre-emptive right, mortgage, Mortgage Bond, guaranty trust, charge, pledge, security interest, lien (statutory or otherwise), hypothecation, assignment for security, claim, preference, priority or other encumbrance of any kind.

“Losses” means any Liabilities, losses, costs, claims, damages, demands, offsets, reasonable out-of-pocket costs, expenses, reasonable attorneys’ fees, penalties and interest.

“Material Adverse Effect” means a change, effect, circumstance, event or occurrence (or a series of related changes, effects, circumstances, events or occurrences) that has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Acquired Companies taken as a whole, except to the extent resulting from (i) changes in general economic conditions affecting the pineapple or banana industries, or (ii) any loss of current or prospective customers, employees or revenues that occurred as a result of the announcement of the transactions contemplated in this Agreement.

“Material Contracts” means any Contract of the following categories to which an Acquired Company is a party or beneficiary, or by which an Acquired Company or any of its assets or properties is bound: (i) Contracts (whether individual Contracts or a series of related Contracts among the same parties or their Affiliates) involving amounts or with a value in excess of US$250,000 in any calendar year; (ii) Contracts containing covenants limiting the freedom to engage in any business activity; (iii) joint venture or similar agreements; (iv) Contracts relating to the capital stock or other ownership interests of an Acquired Company in any other Person; and (v) any amendment, modification, supplement, side letter or consent affecting the obligations of any party with respect to any of the Contracts referred to in clauses (i) through (v) above.

“Mortgage Bonds” means the security instrument issued by the Mortgage Bond Section of the National Registry of Costa Rica.

“Nondisclosure and Exclusivity Agreement” means the nondisclosure and exclusivity agreement, dated as of April 21, 2008, among the Purchaser, Northsound and Red Crown.

“Panama GAAP” means generally accepted accounting principles as in effect from time to time in Panama.

“Permit” means any approval, consent, license, permit, waiver, concession (including as required for the operation of water wells) or other authorization by a Governmental Entity or pursuant to any law.

“Person” means an individual or an entity of any kind.

“Purchase Price” has the meaning set forth in Section 2.1.

“Release” means any unlawful or negligent discharge or escape of any hazardous substance into the environment.

“Restricted Activities” means the production or commercialization of bananas and/or pineapples in any part of the world (including divulging any confidential information regarding the Business) in any form (whether fresh, fresh-cut, canned, juiced, pureed, in concentrate, frozen, dried or otherwise processed), including, with respect to bananas and pineapples, agriculture, farming, production, import, export, distribution, sales, marketing, farm management, brokerage for local sales or export or import, leasing, renting or owning lands or agricultural crops, representing importers, exporters or growers, ripening, food processing, research and development activities (including breeding and the development of new varieties of bananas or pineapples). Notwithstanding the foregoing, neither the Sellers nor their Affiliates, officers, directors or the Restricted Persons will be restricted from engaging in the businesses of packaging (including but not limited to the manufacture, commercialization, and sale of corrugated boxes), transporting, warehousing or cold storage of bananas and/or pineapples.

“Restricted Persons” means the signatories to the form of Non-Compete Agreement set forth on Exhibit A.

“Shares” means all of the issued and outstanding shares of capital stock in each of Frutales, Frutex and IFT.

“SIELSA” means Servicios Integrados de Exportación y Logística SIELSA S.A., a sociedad anónima organized under the laws of Costa Rica and an Affiliate of the Sellers.

“SIELSA Contracts” means the contracts set forth in Schedule 7.3.

“Straddle Period” has the meaning set forth in Section 5.1.

“Survival Date” means the date that is two years from the date hereof.

“Tax Return” means a report, return, declaration, claim for refund or other information required to be supplied to a Governmental Entity with respect to Taxes.

“Taxes” means all taxes (including withholding taxes), impositions, levies, fees, duties or other similar charges imposed by any Governmental Entity, including any applicable interest or penalties, or any amounts payable to another person measured by such amounts.

“US GAAP” means the generally accepted accounting principles in the United States of America.

ARTICLE II

PURCHASE AND SALE OF THE SHARES

Section 2.1. Purchase and Sale of the Shares. (a) On the terms of this Agreement, at the closing of the purchase and sale of the Shares (the “Closing”), the Purchaser will purchase from the Sellers, and the Sellers will sell and deliver to the Purchaser, legal and beneficial ownership of the number of Shares set forth next to each Seller’s name on Schedule 2.1(a), free and clear of all Liens. (b) The aggregate consideration to be paid by the Purchaser for the Shares will be an amount equal to US$ 334,080,139 (as adjusted for any additional payments under Section 2.3, the “Purchase Price”), of which US$ 332,080,139 million shall be payable at the Closing and the Holdback Amount shall be payable pursuant to Section 2.4 below. The Purchase Price reflects an enterprise value for the Acquired Companies of $403 million, less the amount of the Assumed Liabilities as of the Closing ($75, 870, 213), plus 100% of the amount of Accounts Receivable owed to the Acquired Companies by Affiliates of the Purchaser as of the Closing ($833,165), plus 50% of the other Accounts Receivable owed to the Acquired Companies as of the Closing ($6,117,187). Each part of the Purchase Price shall be paid in the manner and at the times set forth in Section 2.2, Section 2.3 and Section 2.4.

Section 2.2. Closing. (a) Subject to the satisfaction or waiver of the closing conditions set forth in Schedule 2.2(a) and Schedule 2.2(b), the Closing will take place on the date hereof, at the offices of Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously, and no proceedings will be deemed to have been taken nor any documents executed or delivered until all have been taken, executed and delivered. (b) At the Closing, (i) each Seller will deliver to the Purchaser one or more certificates and, in the case of the shares of IFT, a duly executed instrument of transfer, in each case evidencing the number of Shares set forth next to each Seller’s name on Schedule 2.1(a), in each case duly endorsed in the name of the Purchaser, and the Sellers shall cause the transfers of the Shares to be reflected in the stock registry or register of members (as applicable) of each Acquired Company; and (ii) concurrently the Purchaser will wire transfer to the Sellers’ account indicated on Schedule 2.1(a) an aggregate amount, in immediately available U.S. Dollar funds, equal to the Purchase Price less the Holdback Amount.

Section 2.3. Post-Closing Transactions. (a) The Purchaser will use its best efforts to apply or cause the Acquired Companies to repay the outstanding amount of the Assumed Liabilities (other than leases), as soon as practicable and in no event later than 60 days after the date of the Closing. (b) Within 10 days after September 8, 2008, the Purchaser will cause to be paid to the Sellers, if positive, (i) the aggregate amount of Scheduled Receivables collected from third parties from the Closing until September 8, 2008, less (ii) US$ 6,117,187 less (iii) any amounts corresponding to claims for Losses for breach of the representation in Section 3.6(a) as to which the Purchaser has provided notice to the Sellers pursuant to Article VI. (c) Within 10 days after December 31, 2008, the Purchaser will cause to be paid to the Sellers, if positive, (i) the aggregate amount of Scheduled Receivables collected from the Closing to December 31, 2008, less (ii) US$6,117,187 less (iii) any net amount paid to the Sellers pursuant to Section 2.3(b) for the period through September 8, 2008, less (iv) any amounts corresponding to claims for Losses for breach of the representation in Section 3.6(a) as to which the Purchaser has provided notice to the Sellers pursuant to Article VI prior to December 31, 2008. (d) For the avoidance of doubt, Schedule 2.3 includes examples of the calculation of the foregoing payments. (e) In the event that as of December 31, 2008 the amount of Liabilities of the Acquired Companies as of the Closing proves to be less than the amount of Assumed Liabilities set forth on Schedule 3.6(a), then promptly following such date the Purchaser shall cause the amount by which the Assumed Liabilities were overstated, less the amount of any pending claim for Losses of which the Purchaser has notified the Sellers pursuant to Article VI that have not otherwise been withheld pursuant to this Section 2.3, to be refunded to the Sellers. (f) All payments made pursuant to this Section 2.3 shall be accompanied by a schedule evidencing in reasonable detail the calculation of the payment consistent with Schedule 2.3.

Section 2.4. Holdback Amount. (a) The Purchaser will pay a portion of the Purchase Price equal to US$2 million (the “Holdback Amount”) in the following manner: US$1 million on June 5, 2009 (the “First Payment Date”) and US$1 million on June 7, 2010 (the “Second Payment Date”), provided that the Purchaser may deduct from the Holdback Amount any amounts corresponding to claims for Losses as to which the Purchaser has provided notice to the Sellers pursuant to Article VI. (b) If the Purchaser has provided notice to the Sellers’ Representative of any Losses pursuant to Article VI, and any such claim is pending on the First Payment Date and the Second Payment Date, then the Purchaser will instead pay on each of such payment dates an amount equal to US$1 million minus the total amount of Losses sought by the Purchaser in connection with such claims of which the Sellers’

Representative was notified during the year preceding such payment date. (c) In the event that any claim for Losses is resolved in favor of the Sellers after the amount of claimed Losses has been deducted as set forth in this Section 2.4(b), then the Purchaser will pay to the Sellers’ Representative any amounts withheld in connection with such claim to the Sellers’ Representative as soon as practicable after the date of such resolution. All amounts payable to the Seller in respect of the Holdback Amount shall be accompanied by accrued interest at an annual rate of 4.0%.

Section 2.5. Board of Directors; Powers of Attorney. (a) Concurrently with the Closing, the Sellers will take, and will cause each Acquired Company to take, all actions necessary to cause the Acquired Companies to convene such meetings of the shareholders or the board of directors as applicable of each Acquired Company as are necessary for the purposes of authorizing and approving corporate resolutions to: (i) elect to the boards of directors of the Acquired Companies such Persons as the Purchaser may designate prior to the convening of such meeting and granting such Persons powers of attorney, (ii) revoke any and all powers of attorney of the Acquired Companies, except as the Purchaser may otherwise specify, and designate the Persons authorized to operate the bank accounts of the Acquired Companies, and (iii) where applicable, appoint any notary publics as the Purchaser may designate to notarize and register the minutes containing the foregoing resolutions. (b) The Sellers will execute the aforementioned resolutions and register evidence of such actions in each Acquired Company’s minute book concurrently with receipt of the Purchase Price by the Sellers in accordance with Section 2.1.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally, represent and warrant to the Purchaser, as of the date hereof, as follows:

Section 3.1. Authority; Execution. (a) Each Seller is duly organized or incorporated and validly existing in good standing under the laws of the jurisdiction of its organization or incorporation and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. (b) This Agreement has been duly and validly executed and delivered by each Seller and, assuming this Agreement constitutes the legal, valid and binding obligations of the Purchaser, this Agreement constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) as limited by laws governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

Section 3.2. Non-Contravention. (a) The execution, delivery and performance of this Agreement by the Sellers do not and will not: (i) conflict with any provision of any applicable law; (ii) conflict with the certificate of incorporation, bylaws, memorandum of association or articles of association (as applicable) of an Acquired Company or Seller; (iii) conflict with (or give any Person the right to declare a default, exercise any right or remedy, accelerate the maturity or performance of, cancel, terminate, or modify) any Material Contract, Permit, or Employee Plan by which an Acquired Company or Seller, or any of their assets, is or may become bound; (iv) give any Person the right to challenge any of the transactions contemplated hereby or to obtain any relief under any law to which an Acquired Company or Seller, or any of their assets, may be subject; or (v) result in the imposition or creation of any Lien with respect to any asset owned or used by an Acquired Company, except, in the cases of clauses (i), (iii), (iv) and (v), where such conflict, right or Lien would not have a Material Adverse Effect or to impair materially the ability of the Sellers or the Acquired Companies to consummate the transactions contemplated by this Agreement. (b) No consent or authorization of, permit from, or declaration, filing or registration with, any Governmental Entity, Person or entity of any kind is required to be made or obtained by an Acquired Company or Seller in connection with the execution, delivery and performance of this Agreement by the Sellers.

Section 3.3. Organization, Standing and Authority. Each Acquired Company is: (i) a duly organized or incorporated and validly existing company in good standing under the laws of its jurisdiction of organization or incorporation and has all requisite power and authority to own or lease all of its properties and assets and conduct its business as currently conducted and (ii) duly qualified, to the extent required, to do business in each jurisdiction in which it operates, in which the character of the properties owned or held under lease by it, or the nature of the business transacted by it, makes such qualification necessary, except where the failure to be so qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 3.4. Capital Stock; Subsidiaries. (a) Schedule 3.4(a) sets forth: the authorized and issued and outstanding capital stock of each Acquired Company and the number of Shares beneficially owned and held of record by each Seller. The Sellers are the only shareholders of the Acquired Companies, and each has good and marketable title to and is the beneficial and record owner of such Shares, free and clear of all Liens. The Restricted Persons, directly or indirectly, control the Acquired Companies. (b) The Shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and not subject to any preemptive or subscription rights. The Shares represent the only issued and outstanding securities of the Acquired Companies. (c) Except as set forth in Schedule 3.4(c), no Acquired Company owns, directly or indirectly, any capital stock or other interest, or has any right or obligations to acquire any such capital stock of, or interest in, any Person. (d) None of the Sellers or Acquired Companies is subject to any obligation to: (i) issue, deliver or sell (or refrain from issuing, delivering or selling) any Shares; (ii) repurchase, redeem or otherwise acquire (or refrain from repurchasing, redeeming or otherwise acquiring) any Shares; (iii) vote (or refrain from voting) any Shares; or (iv) undertake to do any of the foregoing. (e) There are no outstanding stock appreciation rights or similar phantom equity securities issued by the Sellers or Acquired Companies with respect to the capital stock of the Acquired Companies. (f) All duties and obligations resulting from shareholder resolutions approved by the shareholders of the Acquired Companies and contained in each of the Acquired Company’s minute books have been fulfilled except where the failure do so has not had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 3.5. Financial Statements. (a) The Sellers have delivered to the Purchaser complete and accurate copies of each Acquired Company’s: (i) audited financial statements as at and for each of the years ended December 31, 2005 and 2006, together with all related schedules and notes (collectively, the “Audited Financials”), (ii) unaudited financial statements as at and for the year ended December 31, 2007 (the “Unaudited Financials”), and for the period from January 1, 2008 to May 17, 2008 (the “Interim Financials” and, together with the Unaudited Financials and the Audited Financials, the “Acquired Companies’ Financials”). (b) Each balance sheet included in the Acquired Companies’ Financials fairly presents the financial position of the applicable Acquired Company as of the date thereof, and each statement of income (or statement of results of operations) and cash flows included in the Acquired Companies’ Financials fairly presents the results of operations and cash flows, as the case may be, of the applicable Acquired Company as of and for the periods then ended, in accordance with, in the case of Frutex, IFRS, and, in the case of Frutales and IFT, Panama GAAP, applied on a consistent basis throughout the periods covered, except that the Unaudited Financials and the Interim Financials omit the footnotes, disclosures and opinions contained in the Audited Financials.

Section 3.6. Liabilities; Working Capital. (a) As of the Closing, no Acquired Company will have any Liabilities except those set forth in Schedule 3.6(a) (the “Assumed Liabilities”), which shall not exceed US$—. (b) The working capital of the Acquired Companies at the Closing shall consist exclusively of (i) inventory, prepaid expenses (other than prepaid insurance) and other current assets (excluding cash and cash equivalents and accounts receivable) in amounts consistent with past practice, as reflected in the balance sheet of the Interim Financials and (ii) Accounts Receivable as set forth in Schedule 3.6(b) (the “Scheduled Receivables”). All inventory of the Acquired Companies consists of a quality and quantity as used in the ordinary course of business consistent with past practice. (c) All Scheduled Receivables are valid receivables subject to no set-offs or counterclaims, are current and collectible, and the Sellers have no reason to believe they will not be collected in the ordinary course.

Section 3.7. Absence of Certain Changes. (a) Since December 31, 2006, there has not been any Material Adverse Effect, and the Business has been conducted in the ordinary course consistent with past practice. (b) Except as set forth in Schedule 3.7(b), since December 31, 2006, there has not been any: (i) change in any Acquired Company’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of any Acquired Company; issuance of any security convertible or exchangeable into such capital stock; declaration or payment of any dividend or other distribution in respect of shares of capital stock; (ii) amendment to the certificates of incorporation, bylaws, memorandum of association or articles of association (as applicable) of any Acquired Company; (iii) entry into, termination of, amendment, waiver or receipt of notice of termination of any Material Contract, except for such entry, termination, amendment, or waiver that has not had and is not reasonably expected to have a Material Adverse Effect; (iv) sale, lease or other disposition of any material asset or property of an Acquired Company, or mortgage, pledge or imposition of any Lien on any material asset or property of the Acquired Companies; (v) material change in the accounting methods or policies used by the Acquired Companies; or (vi) agreement, whether oral or written, by the Acquired Companies to do any of the foregoing.

Section 3.8. Compliance. Except as disclosed on Schedule 3.8, each Acquired Company is, and at all times since December 31, 2004 has been, in compliance with all: (i) applicable laws and, to the Knowledge of the Sellers, are not under investigation with respect to, and have not been given notice of, or threatened to be charged with, any violation of any applicable law in connection with the conduct of the Business (ii) terms and requirements of each Permit identified or required to be identified on Schedule 3.9, (iii) Employee Plans, (iv) Material Contracts, and (v) leases, and no event has occurred that would prevent continued compliance therewith, except for any noncompliance, or any event that would prevent compliance, investigations or violations that have not had, and are not reasonably likely to have, a Material Adverse Effect.

Section 3.9. Permits. Each Acquired Company has obtained and possesses or has filed all applications and related documents to obtain any necessary issuance, extension or renewal of, all Permits used in the Business, except where a failure to so file or obtain or possess has not, and would not reasonably be expected to have, a Material Adverse Effect. Schedule 3.9 contains a complete and accurate list of each Permit held by any Acquired Company or otherwise used in the Business, except for any Permits the absence of which would not have a Material Adverse Effect. All Permits listed or required to be listed on Schedule 3.9 are valid and in full force and effect, except where a failure to be valid and in full force and effect has not had, and would not reasonably be expected to have, a Material Adverse Effect. A true, complete and correct copy of each Permit in Schedule 3.9 has been provided to the Purchaser prior to the date hereof.

Section 3.10. Actions and Proceedings. (a) To the Sellers’ Knowledge, there is no proceeding pending or threatened against, or relating to, an Acquired Company or its assets, or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby. (b) Except as disclosed on Schedule 3.10(b), (i) no Acquired Company is subject to, nor has received notice of, any complaint, injunction, judgment, investigation, order or decree, except where such complaint, injunction, judgment, investigation, order, or decree would not reasonably be expected to have a Material Adverse Effect; and (ii) there is no pending litigation initiated by an Acquired Company, or to the Sellers’ Knowledge circumstances giving rise to a valid claim by an Acquired Company, against any other Person.

Section 3.11. Employee Matters. (a) Except as disclosed on Schedule 3.11, (a) no Acquired Company (i) is a party to or bound by any collective bargaining agreement, arreglo directo or other labor agreement, subject to a legal duty to bargain with any labor organization on behalf of employees, (ii) to the best of Seller’s knowledge, there are no strikes, disputes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employee of an Acquired Company; and (b) each of Frutex and

Frutales (i) have complied with and are current with respect to any and all employer labor obligations, including but not limited to Social Security and Popular Bank, (ii) have satisfied all required contributions to any applicable Asociaciones Solidaristas organized in their farms, (iii) have not been notified of any other administrative or judicial claims in connection with outstanding labor obligations that individually or in the aggregate are reasonably likely to have a Material Adverse Effect.

Section 3.12. Environmental Matters. (a) Except as disclosed on Schedule 3.12(a), there are no circumstances, and there have been no Releases, whether on-site or off-site, that resulted or are reasonably likely to result in the direct or indirect incurrence of any Environmental Liabilities and Costs by the Acquired Companies, and there has been no unlawful or negligent disposal, storage, or use of hazardous substances by an Acquired Company or any Person at any property owned, leased or operated by an Acquired Company, except such that have not had, or would not reasonably be expected to have, a Material Adverse Effect. (b) The Purchaser has been provided with copies of all assessments, audits, investigations, and sampling or similar reports known to the Sellers relating to the environment, hazardous substances, Environmental Laws or Releases.

Section 3.13. Intellectual Property. Schedule 3.13 lists all Intellectual Property owned by the Acquired Companies or used in the Business. Except as disclosed on Schedule 3.13, the Acquired Companies own free and clear of all Liens, or hold legally enforceable rights to use, all Intellectual Property listed on Schedule 3.13. All Intellectual Property rights are in full force and effect on the date hereof. To the best of the Sellers’ Knowledge, no Intellectual Property is being infringed upon, misappropriated or breached by any other Person. To the best of the Sellers’ Knowledge, the conduct of the Business does not conflict with any Intellectual Property of any other Person.

Section 3.14. Real Property. (a) All real property used in the Business is disclosed on Schedule 3.14(a) (together with, as applicable, owner of record, location, registration number, cadastral plot plan number, area, Liens relating thereto, and parties to the lease corresponding to each property), and, except as disclosed in such schedule, the Acquired Companies have good and marketable title to and actual possession of the real property and leasehold estates in each case free and clear of all Liens of any nature whatsoever, except for Liens arising by operation of law that would not have a Material Adverse Effect. (b) Schedule 3.14(b) identifies property that is used in the Business but is not owned or leased by an Acquired Company. (c) To the Knowledge of the Sellers, no real property is subject to any lease, sublease, license, concession or other agreement (written or oral) granting to any other Person any right to the use, occupancy or enjoyment of any real property or any part thereof, except for limited concessions necessary for the running of the Business that would not have a Material Adverse Effect. (d) To the Knowledge of the Sellers or the Acquired Companies, no Governmental Entity having jurisdiction over any Acquired Company’s real property has issued or, threatened to issue any notice or order that may have a Material Adverse Effect. (e) Except as disclosed on Schedule 3.14(e), the Acquired Companies have not granted or permitted to exist any easement or adverse interest in any of their real property, except for such easements or adverse interests as are not reasonably likely to have a Material Adverse Effect. (f) Except as disclosed on Schedule 3.14(f), no

Acquired Company’s real property is dependent for its access, operation or utility on any land, building or other improvement not part of such property or is dependent for ingress or egress on third-party interests, except where the failure to have such access would not have a Material Adverse Effect.

Section 3.15. Tangible Personal Property. (a) Schedule 3.15(a) sets forth all leases of personal property (the “Personal Property Leases”) relating to personal property used in or necessary to the Business (“Tangible Personal Property”) requiring lease payments equal to or exceeding US$20,000 per annum, and any Liens relating thereto. The Sellers have delivered to the Purchaser a true, correct and complete copy of each Personal Property Lease, including all amendments, modifications, supplements, side letters, or consents affecting the obligations of any party thereunder. (b) Except as disclosed on Schedule 3.15(b), each Acquired Company has good and marketable title to each item of owned Tangible Personal Property that, individually or in the aggregate, is material to the Business, free and clear of any and all Liens. Each item of owned Tangible Personal Property that, individually or in the aggregate, is material to the Business is in good condition consistent with past practice and in a state of good maintenance and repair, with the exception of ordinary wear and tear.

Section 3.16. Material Contracts. (a) The Sellers have made available to the Purchaser true, correct and complete copies of all written Material Contracts, including all amendments, modifications, supplements, side letters and consents affecting the obligations of any party thereunder, and accurate descriptions of all oral Material Contracts. Other than Material Contracts that have terminated or expired in accordance with their terms, every Material Contract is identified on Schedule 3.16, each of which is valid, binding, and enforceable in accordance with its terms and in full force and effect. (b) No Acquired Company is, and none of the Sellers or Acquired Companies has any Knowledge that any other party is in default in any material respect under any Material Contract, or of the occurrence of any event that with the lapse of time or the giving of notice or both would constitute such a default. (c) To the Knowledge of the Sellers, no party to any Material Contract has made any claims against, or sought indemnification from, any Acquired Company as to any matter arising under or with respect to any Material Contract, and none of the Acquired Companies, Sellers or Affiliates thereof has been advised of any alleged basis for any such claims.

Section 3.17. Customer Relationships. (a) Except as set forth in Schedule 3.17(a), to the best of the Sellers’ Knowledge, there are no pending or threatened losses of any customers of an Acquired Company or any termination or non-renewal of any Material Contracts with such customers, except such that have not had, and would not reasonably be expected to have, a Material Adverse Effect. Schedule 3.17(b) lists the 20 largest customers of the Acquired Companies and SIELSA (net of intercompany accounts among the Acquired Companies), ranked by gross sales for the 12-month period ending May 31, 2008.

Section 3.18. Related Party Transactions. Except as disclosed on Schedule 3.18, upon consummation of the Closing, no Seller, or Restricted Person or Affiliate thereof, (i) beneficially owns or has any other interest in any assets, properties, rights or businesses used in the Business with a value in excess of US$5,000; (ii) provides any services to the Acquired Companies that have been useful or necessary to the Business, except as required under Section 7.3 of this Agreement, with a value in excess of US$5,000; (iii) has outstanding any Debt or other similar obligations to, an Acquired Company; or (iv) otherwise is a party to any Contract or transaction with any Acquired Company.

Section 3.19. Taxes. Except as disclosed in Schedule 3.19, (a) each Acquired Company (i) has timely filed all Tax Returns required to be filed by it and all such Tax Returns are complete and accurate; (ii) has paid in full all Taxes due, whether or not assessed, or set up reserves applicable to each Acquired Company in respect of all Taxes for all periods through the Closing; (iii) has neither extended nor waived any applicable statute of limitations with respect to Taxes and has not otherwise agreed to any extension of time with respect to a Tax assessment or deficiency; (iv) is not a party to any tax sharing or tax indemnity agreement or arrangement other than with another Acquired Company. (b) There are no pending or threatened audits, examinations, investigations, litigation, or other proceedings in respect of Taxes of the Acquired Companies (c) no Liens for Taxes exist with respect to any of the assets or properties of an Acquired Company.

Section 3.20. Bank Accounts. Schedule 3.20 is a complete list of each bank in which the Acquired Companies have an account or safe deposit box, the number of each such account or box and the authorized Persons to operate and manage such account or box.

Section 3.21. Disclosure. No representation or warranty by the Sellers in this Agreement, and no exhibit, document, statement, certificate, or schedule furnished or to be furnished to the Purchaser pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading or necessary to provide the Purchaser with adequate and complete information as to the Business, the Acquired Companies or the assets and Liabilities of the Acquired Companies.

Section 3.22. Brokerage. None of the Sellers nor any shareholder, director, officer or Restricted Person has dealt with any finder or broker in connection with any of the transactions contemplated by this Agreement or the negotiations looking toward the consummation of such transactions who may be entitled to a fee in connection therewith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers, as of the date hereof, as follows:

Section 4.1. Organization and Qualification. The Purchaser is a duly organized and validly existing corporation in good standing under the laws of its jurisdiction of incorporation, with all corporate power and authority to own its properties and conduct its business as currently conducted.

Section 4.2. Authority; Execution. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming this Agreement constitutes the legal, valid and binding obligation of the Sellers, this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) as limited by laws governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

Section 4.3. No Conflict; Required Filings and Consents. (a) Neither the execution and delivery of this Agreement nor the performance by the Purchaser of its obligations hereunder, nor the consummation of the transactions contemplated hereby, will: (i) conflict with the certificate of incorporation or bylaws of the Purchaser; (ii) violate any law applicable to the Purchaser; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Contract or any Permit to which the Purchaser is a party, except in each case to the extent such matter would not materially impair or delay, or reasonably could be expected to materially impair or delay, the ability of the Purchaser to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder. (b) No consent, approval or authorization of, permit from, or declaration, filing or registration with any Governmental Entity, Person or entity of any kind is required to be made or obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.4. Disclosure. No representation or warranty by the Purchaser in this Agreement, and no exhibit, document, statement, certificate, or schedule furnished or to be furnished to the Sellers pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading or necessary to provide the Sellers with adequate and complete information as to the Purchaser.

Section 4.5. Experience. The Purchaser, together with its Affiliates, has substantial experience in the commercialization of bananas and/or pineapples and in operating and doing business in emerging markets, such as Costa Rica.

Section 4.6. Financial Ability. The Purchaser has the financial resources to perform its obligations under this Agreement.

Section 4.7. Actions and Proceedings. As of the date hereof, the Purchaser has no Knowledge of any proceeding pending or threatened against the Purchaser that may materially affect the capability of the Purchaser to comply with its obligations under this Agreement.

Section 4.8. Due Diligence. The Purchaser acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to this transaction.

Section 4.9. Brokerage. Except as set forth on Schedule 4.9 neither the Purchaser nor any shareholder, employee or agent of the Purchaser has dealt with any finder or broker in connection with any of the transactions contemplated by this Agreement or the negotiations looking toward the consummation of such transactions who may be entitled to a fee in connection therewith. Any fees payable to any finder or broker set forth on Schedule 4.9 shall be the sole responsibility of the Purchaser or its shareholders and in no circumstance shall the Sellers have any liability therefore.

ARTICLE V

TAX MATTERS

Section 5.1. Apportionment of Taxes. (a) In order appropriately to apportion any Taxes relating to a period that includes the Closing (a “Straddle Period”), the portion of each Tax that is allocable to the pre-Closing portion of a Straddle Period will be (i) in the case of a Tax that is based on net or gross income, sales, receipts or other similar events, the Tax that would be due based on the interim closing of the books, had such pre-Closing period been a taxable period ending on Closing and items accrued for accounting purposes had been treated as occurring at the time accrued, and (ii) in the case of a Tax that is not included in (i) above (e.g., property or asset taxes), the total amount of such Tax for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on Closing, and the denominator of which is the total number of days in such Straddle Period.

Section 5.2. Tax Returns. (i) The Sellers will be responsible for the timely filing (taking into account any extensions received from the relevant tax authorities) of all Tax Returns required by law to be filed with the applicable Governmental Entity by any Acquired Company on or prior to the Closing, (ii) such Tax Returns will be true, correct and complete in all material respects, and (iii) all Taxes indicated as due and payable on such Tax Returns will be paid or will be paid by the Sellers as and when required by law, except for such Taxes that are the responsibility of the Purchaser pursuant to this Article V which the Purchaser will pay (as and when required by law). Subject to clause (ii) above, such Tax Returns will be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by an intervening change in law.

Section 5.3. Post Closing. After the Closing, the Sellers, on the one hand, and the Purchaser and each Acquired Company, on the other hand, will make available to the other, as reasonably requested, and to any taxing authority, all information, records or documents relating to the Liability for Taxes or potential Liability of any Acquired Company for Taxes for all periods prior to or including the Closing and will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof.

ARTICLE VI

INDEMNIFICATION

Section 6.1. Survival. (a) Each covenant or agreement in this Agreement will survive without limitation as to time until fully performed in accordance with its terms. Except as otherwise provided herein, each representation and warranty in this Agreement or in the Schedules will survive until the Survival Date. Notwithstanding the foregoing, (b) the representations and warranties contained in the following sections will survive the Closing without limitation as to time: Section 3.1 (Authority; Execution), Section 3.2(a) (i), (ii) and (v) (Non-Contravention), Section 3.3 (Organization; Standing and Authority), Section 3.4(a) (Capital Stock), Section 4.1 (Organization and Qualification), Section 4.2 (Authority, Execution), and Section 4.3 (No Conflict; Required Filings and Consents), and (c) the representations and warranties contained in the following sections will survive until 60 business days after the expiration of the statutes of limitations, if any, applicable to the matters addressed therein: Section 3.2(a) (iii) and (iv) (Non-Contravention), Section 3.11 (Other Employee Matters), Section 3.12 (Environmental Matters) and Section 3.19 (Taxes). (d) Any claim for indemnification under Section 6.2(i)or Section 6.3 with respect to any representation and warranty must be notified prior to the termination of the relevant survival period.

Section 6.2. Indemnification by the Sellers. (a) From and after the date hereof, the Sellers agree, jointly and severally, to indemnify fully, hold harmless, protect and defend the Purchaser and its Affiliates (including, after the Closing, the Acquired Companies), and their respective directors, officers, agents and employees, successors and assigns from and against:

(i) any and all Losses incurred by any of them arising out of, relating to or based upon any inaccuracy in, or breach of, any of the representations or warranties of the Sellers contained in this Agreement or in the Schedules or Exhibits hereto;

(ii) any and all Losses incurred by any of them arising out of, relating to or based upon any failure to perform, or other breach of, any of the covenants or agreements of either of the Sellers contained in or incorporated into this Agreement or in the Schedules hereto;

(iii) any and all Taxes imposed on any Acquired Company (a) for any period ending prior to or on the Closing, or (b) that is allocable to the pre-Closing portion of a Straddle Period, except to the extent reserved for as of the Closing and disclosed in the Acquired Companies’ Financials; and

The right of the Purchaser and its Affiliates (and their respective directors, officers, agents and employees, successors and assigns) to be indemnified hereunder will not be limited or affected by any investigation conducted, or notice or knowledge obtained, by or on behalf of any such Persons prior to the date of the Closing.

(b) No indemnification under this Section 6.2 shall be due unless the aggregate amount of Losses (aggregating all indemnifiable matters under this Section 6.2) due exceeds US$10,000, in which case indemnity shall become due for any Losses in excess of such amount.

(c) Notwithstanding the foregoing, the Sellers will not be required to indemnify the Purchaser pursuant to this Article VI for any Losses (i) to the extent the Purchaser actually receives proceeds from insurance to pay such Losses, and (ii) to the extent the Purchaser actually receives payment from a Person on account of such Losses including but not limited to a third party also required to indemnify the Purchaser, in each case net of reasonable costs and expenses incurred in connection with the collection of such amounts. The Purchaser will refund any amount it actually receives (net of costs and expenses incurred in connection with collection of such amount) pursuant to the preceding sentence from insurance or a third party to the extent it actually receives such amount after payment by the Sellers.

Section 6.3. Indemnification by the Purchaser. From and after the date hereof, the Purchaser agrees to indemnify fully, hold harmless, protect and defend the Sellers and their Affiliates (and their respective directors, officers, agents and employees, successors and assigns) from and against any and all Losses incurred by any of them arising out of, relating to, based upon or as a result of (a) any inaccuracy in, or breach of, any of the representations or warranties of the Purchaser and (b) any failure to perform, or other breach of, any of the covenants or agreements of the Purchaser, in either case contained in this Agreement or in the Schedules or Exhibits hereto. The right of the Sellers and their Affiliates (and their respective directors, officers, agents and employees, successors and assigns) to be indemnified hereunder will not be limited or affected by any investigation conducted or notice or knowledge obtained by or on behalf of any such Persons.

Section 6.4. Procedure for Indemnification for Third Party Claims. (a) Promptly after receipt by an indemnified party under Section 6.2 or Section 6.3 of notice of the commencement of any proceeding against it or any Acquired Company, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim.

(b) If any proceeding referred to in Section 6.4(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such proceeding, the indemnifying party will be entitled to participate in such proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such proceeding and provide indemnification with respect to such proceeding), to assume the defense of such proceeding with counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article VI for any reasonable fees of other counsel or any other reasonable expenses with respect to the defense of such proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent, which will not be unreasonably withheld or delayed, unless (A) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no Liability with respect to any compromise or settlement of such claims effected without its consent. For the avoidance of doubt, no settlement or other disposition of any claim for Tax which would adversely affect the Acquired Companies or the Purchaser in any taxable period ending after the Closing in any manner or to any extent will be agreed to without the Purchaser’s prior written consent. If notice is given to an indemnifying party of the commencement of any proceeding and the indemnifying party does not, within 10 days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such proceeding, the indemnifying party will be bound by any determination made in such proceeding or any compromise or settlement effected by the indemnified party.

(c) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such proceeding at its sole cost and expense, but the indemnifying party will not be bound by any determination of a proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

Section 6.5. Character of Indemnity Payments. The parties will treat all amounts paid pursuant to Article VI as adjustments to the Purchase Price.

Section 6.6. Exclusive Remedies. The Purchaser and the Sellers acknowledge and agree that the foregoing indemnification provisions in this Article VII and the remedies set forth in Article II with respect to the Holdback Amount and the Scheduled Receivables shall be the exclusive remedies of the Purchaser and the Sellers with respect to the Acquired Companies and the transaction contemplated by this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Non-competition. (a) The Sellers agree, jointly and severally, that they will not (and will cause each of their respective Affiliates not to), prior to the 10th anniversary of the Closing, without the prior written consent of the Purchaser, directly or indirectly: (i) engage in, or conduct any Restricted Activity or provide consulting services in connection with a Restricted Activity to any Person engaged in or conducting any Restricted Activity; (ii) have any beneficial interest in any Person that engages in any Restricted Activity (it being understood that, for purposes of this clause (ii), “beneficial interest” means having any interest in a Person that engages in Restricted Activities, for example as an employee, director, agent, creditor, consultant, security holder owning more than 5% of any class of equity securities, of such Person), (iii) participate in any way in any entity or organization of any kind, whether currently existing or subsequently formed, engaged in any Restricted Activity, including serving as a member or director of Corbana, Cámara Nacional de Bananeros, Anaproban, Cámara de Productores Independientes de Banano, and Canapep (Cámara Nacional de Productores y Exportadores de Piña), provided that the Restricted Persons, may serve on the foregoing or similar organizations to the extent required in their capacity as an ambassador or cabinet level or higher government position or as an elected or appointed national government official; (iv) Except for the persons listed on Schedule 7.1, induce, encourage or solicit any technical staff, manager, or supervisor with an annual salary in excess of US$20,000 to leave his or her employment with an Acquired Company or subsidiary thereof, accept any other employment, enter into any independent contractor relationship or assist any other Person in hiring such employee, it being understood that such restriction does not apply to any employee whom an Acquired Company shall terminate or who has voluntarily resigned his or her employment with an Acquired Company; or (v) induce, encourage or solicit any Person who is a client, customer or supplier of an Acquired Company (or their successors) to terminate, reduce or decline to enter into any Contract or other arrangement with an Acquired Company.

(b) Notwithstanding the foregoing, the following actions by SIELSA will not be deemed to be a violation of this Section 7.1: (i) the performance by SIELSA until December 31, 2008 of its obligations under any SIELSA Contract that has not been assigned to the Purchaser, despite the Sellers’ compliance with their obligation in Section 7.3 to use best efforts to assign each SIELSA Contract to the Purchaser, and (ii) other actions taken by SIELSA at the written request of Purchaser or its Affiliates.

(c) Notwithstanding any other provision herein, (x) the obligations of the Seller to cause Affiliates who are natural Persons to comply with these restrictions shall be satisfied if the Sellers use their best efforts to cause such natural Persons to comply with these restrictions, and (y) neither the Sellers, the Restricted Persons nor any of their Affiliates shall be restricted from having an ownership interest in, or being an officer, director or executive of, a bank or similar financial institution that in the ordinary course of business extends financing to Persons that engage in a Restricted Activity.

(d) The obligations of the Sellers under this Section 7.1 are in addition to any obligations the Sellers may have under any other Contract. The Sellers and the Purchaser agree that the remedy at law for any breach of the foregoing will be inadequate and that the Purchaser, in addition to any other relief available to it, will be entitled to preliminary and permanent injunctive relief without the necessity of proving actual damages.

(e) In the event that a court of competent jurisdiction or an arbitral tribunal enters preliminary injunctive relief with respect to a dispute concerning this Section 7.1 against any Seller with which relief such Seller does not immediately comply with such order, then the parties acknowledge that it would be difficult to establish the amount of actual damages to the Purchaser as a result of such non-compliance and the Sellers, jointly and severally, therefore agree to pay liquidated damages to the Purchaser in an amount equal to US$50,000 per each day of non-compliance with such order from the date such order is issued.

(f) With respect to any judicial proceeding, the Sellers agree, jointly and severally, that (i) if a court or arbitrator will refuse to enforce any of these separate covenants, such unenforceable covenants will be deemed eliminated from the provisions hereof for the purposes of such proceeding to the extent necessary for the remaining separate covenants to be enforced in such proceeding, and (ii) if a court or arbitrator will refuse to enforce one or more of the separate covenants because the total time thereof is deemed to be excessive or unreasonable, then such covenants which would otherwise be unenforceable due to such excessive or unreasonable period of time will be enforced for such lesser period of time as will be deemed reasonable and not excessive by such court or arbitrator.

(g) The Sellers acknowledge that without the covenants not to compete contained in this Section 7.1 and the agreement by each Restricted Person to enter into a Non-Compete Agreement in the form of Exhibit A, the Purchaser would not enter into this Agreement or otherwise purchase the Shares and that such covenants are material and necessary inducement to the Purchaser entering into this transaction. Notwithstanding the foregoing, if a court of competent jurisdiction declares the non compete covenant or the related non compete agreements of the Restricted Persons unenforceable, such a determination shall not invalidate this Agreement. The Purchaser and the Sellers agree that in connection with the reporting, filing and payment of any federal or state taxes they will not allocate any portion of the Purchase Price to the non-compete covenants contained in this Section 7.1.

Section 7.2. Certain Real Property. The parties acknowledge and agree that the Purchaser and the Acquired Companies will have access to the real property set forth in Schedule 3.14(b) until July 6, 2008 or December 31, 2008, as applicable, and on such other terms and conditions contained in the Services Agreement with respect to such property, the form of which is set forth in Exhibit B.

Section 7.3. Assignment of SIELSA Contracts. The Sellers agree to use their best efforts to cause SIELSA to obtain as soon as practicable any necessary consent to unconditionally assign its rights and obligations under each SIELSA Contract identified in Schedule 7.3 to the Purchaser (or its designee). The Purchaser agrees to accept any of the SIELSA Contracts that has been duly assigned to it or its designee within 30 days of the date of this Agreement. In the event that (i) one or more of the SIELSA Contracts providing for the purchase of bananas from growers is not so assigned and as a result SIELSA has an excess supply of bananas, then the Purchaser agrees to cause the Acquired Companies to purchase such excess bananas on terms consistent with past practice or (ii) one or more of the SIELSA Contracts providing for the sale by SIELSA of bananas is not so assigned and as a result SIELSA has a shortfall of bananas, then the Purchaser agrees to cause the Acquired Companies to supply SIELSA’s requirements of bananas on terms consistent with past practice to allow SIELSA to cover such shortfall; provided that in each case the obligations of the Purchaser and the Acquired Companies to purchase or supply bananas to SIELSA under this Section 7.3 will expire on December 31, 2008.

Section 7.4. Post-Closing Cooperation. Until December 31, 2008, the Sellers shall provide, and cause their Affiliates to provide, the Purchaser or its Affiliates such information, cooperation and support reasonably requested by one or more of them to assist and facilitate (a) the transition of the Business, its operations and activities to the management and administration of the Purchaser and its applicable Affiliates, (b) the termination of employees of the Acquired Companies, the rehiring of such employees as the Purchaser desires to rehire, and the obtaining of finiquito or settlement agreements from each such employee, (c) the repayment of the Assumed Liabilities and the cancellation of any outstanding debt instrument, including Mortgage Bonds, and (d) the accurate recording and registration of all real property of the Acquired Companies that is currently subject to any Lien or interest of Aramo Trust Co. Ltd. or Corporacion Gacelex, S. A.

Section 7.5. Scheduled Receivables. The Purchaser shall use commercially reasonable efforts to collect Scheduled Receivables following the date of this Agreement.

Section 7.6. Nondisclosure and Exclusivity Agreement. The Nondisclosure and Exclusivity Agreement will terminate as of the Closing.

Section 7.7. Public Announcements. The parties will not issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party, except as required by applicable law or stock exchange or similar requirements.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1. Notices. All notices, other communications or documents provided for or permitted to be given hereunder, will be made in writing and will be given either personally by hand-delivery or by means of a generally recognized express air courier service that provides written acknowledgment by the addressee of receipt.

if to the Purchaser, to:	if to the Sellers or to the Sellers’ Representative, to:

Del Monte Fresh Produce Company
(Pinabana)	JAS Investments Corp.
241 Sevilla Avenue, 12th Floor	Avenida Federico Boyd, Edificio No.431
Coral Gables, FL 33134	Contiguo a Scotiabank
Attention: Bruce Jordan	Panama City, Panama
Tel: (305) 520-8431	Attention: Gabriel Lewis Navarro
Fax: (305) 448-6647	Tel: (507) 204-4000
Fax: (507) 204-4001

with a copy to:	with a copy to:

Cleary, Gottlieb, Steen & Hamilton	Arias, Aleman & Mora
One Liberty Plaza	16th Floor — St. Georges Bank Building
New York, New York 10006	50 and 74 Street
Attention: Jorge U. Juantorena	Panama City, Panama
Tel: (212) 225-2758	Attention: Alvaro A. Arias
Fax: (212) 225-3999	Tel: (507) 270-1011
Fax: (507) 270-0174

Each party, by written notice to the other party given in accordance with this Section 8.1 may change the address to which notices, other communications or documents are to be sent to such party. All notices, other communications or documents will be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) when receipt is acknowledged in writing by addressee, if by facsimile transmission; (iii) five business days after having been deposited in the mail, postage prepaid, if mailed by first class mail and (iv) on the first business day with respect to which a reputable air courier guarantees delivery; provided that notices of a change of address will be effective only upon receipt.

Section 8.2. Sellers’ Representative. (a) The Sellers hereby irrevocably appoint JAS Investments Corp. (the “Sellers’ Representative”) as the Sellers’ agent and duly appointed attorney-in-fact to take any action required or permitted to be taken by the Sellers under this Agreement. The Sellers agree to be bound by all actions taken by the Sellers’ Representative on the Sellers’ behalf in connection with this Agreement.

(b) The Purchaser will be entitled to rely exclusively upon any communications or writings given or executed by the Sellers’ Representative and will not be liable in any manner whatsoever for any action taken or not taken in reasonable reliance upon the actions taken or not taken or communications or writings given or executed by the Sellers’ Representative.

Section 8.3. Successors, Assigns and Transferees. (a) The rights and obligations under this Agreement may be transferred only with the written consent of the other parties. Any transfer in violation of this Section 8.3(a) will be null and void. (b) This Agreement will be binding upon and will inure to the benefit of the parties hereto, and their respective successors and permitted assigns, and there will be no third-party beneficiaries other than indemnified parties with respect to Article VI.

Section 8.4. Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA WITHOUT REGARD TO CONFLICT OF LAWS.

Section 8.5. Jurisdiction. (a) The parties hereto agree that any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including any dispute regarding its validity or termination, or the performance or breach thereof, shall be finally settled by arbitration administered by the International Court of Arbitration of the International Chamber of Commerce (the “ICC”). The arbitration shall be conducted in accordance with the ICC Rules of Arbitration in effect at the time of the arbitration, except as they may be modified herein or by agreement of the parties. The place of arbitration shall be Miami, Florida and the proceedings shall be conducted in the English language.

(b) The arbitration shall be conducted by three arbitrators (the “Tribunal”). The Purchaser shall nominate one arbitrator, and the Seller named a party to the arbitration (or, if more than one Seller is named a party, the Sellers jointly) shall nominate one arbitrator, in each case within 30 days after delivery of the Request for Arbitration. In the event a party fails to nominate an arbitrator within the time set forth herein, upon request of either party, such arbitrator shall instead be appointed by the ICC within 30 days of receiving such request. The two arbitrators appointed in accordance with the above provisions shall nominate the third arbitrator within 30 days of their appointment. If the first two appointed arbitrators fail to nominate a third arbitrator within the time set forth herein, then, upon request of either party, the third arbitrator shall be appointed by the ICC within 30 days of receiving such request. The third arbitrator shall serve as chairman of the Tribunal.

(c) Notwithstanding anything to the contrary in this Agreement, the arbitration provisions set forth herein, and any arbitration conducted thereunder, shall be governed exclusively by the Federal Arbitration Act, Title 9 United States Code, to the exclusion of any state or municipal law of arbitration.

(d) Any award rendered by the arbitrators shall be final and binding on the parties, and judgment may be entered thereon in any court of competent jurisdiction.

(e) By agreeing to the arbitration, the parties do not intend to deprive a court of competent jurisdiction of its ability to issue, either before or after the Tribunal has been constituted, any form of provisional remedy with respect to the obligations set forth in Section 7.1 of this Agreement, including but not limited to a preliminary injunction or attachment in aid of the arbitration, or order any interim or conservatory measure. A request for such provisional remedy or interim or conservatory measure by a party to a court shall not be deemed a waiver of this agreement to arbitrate. Each Seller agrees to submit to the non-exclusive personal jurisdiction of the state and federal courts sitting in Miami, Florida for the purposes of any court proceeding seeking provisional remedies or interim or conservatory measures for any threatened or actual breach of Section 7.1 of this Agreement.

(f) If a court of competent jurisdiction issues any provisional remedy or any interim or conservatory measure in respect of a dispute concerning Section 7.1 of this Agreement, the parties agree that promptly after such decision is rendered, the Tribunal shall render an award, issuing the same provisional remedy or interim or conservatory measure as ordered by the court. Judgment on such an award may be entered in any court of competent jurisdiction.

(g) If the party seeking provisional remedies or interim or conservatory measures for any threatened or actual breach of Section 7.1 of this Agreement prevails before a court or arbitral tribunal, it shall be entitled to recover its costs and expenses, including reasonable attorneys’ fees, incurred in connection with any court or arbitral proceeding seeking such provisional remedies or interim or conservatory measures.

(h) The parties agree to submit to the (A) exclusive personal jurisdiction of the state and federal courts sitting in Miami, Florida for the purposes of (i) enforcing this agreement to arbitrate, and (ii) any court proceeding seeking provisional remedies or interim or conservatory measures for any threatened or actual breach of any provision of this Agreement other than Section 7.1 of this Agreement; (B) non-exclusive personal jurisdiction of the state and federal courts sitting in Miami, Florida for the purposes of obtaining judgment upon any award rendered by the Tribunal.

(i) The parties waive and agree not to assert any objection that they may now or hereafter have to the laying of the venue of any proceeding to which they have consented to jurisdiction in the state and federal courts sitting in Miami, Florida, nor to claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

(j) Process in any action or proceeding referred to in this Section 8.4 may be served on any party anywhere in the world.

Section 8.6. Fees and Expenses. Except as otherwise set forth in this Agreement, each party will be solely responsible for its respective costs and expenses, including but not limited to any fees and expenses of counsel or any financial advisor, incurred in connection with this Agreement and the transactions contemplated hereby.

Section 8.7. Severability. In the event that any provision of this Agreement will be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby as long as the remaining provisions do not fundamentally alter the relations among the parties.

Section 8.8. Entire Agreement; Amendment. (a) This Agreement sets forth the entire understanding and agreement between the parties with respect to the transactions contemplated hereby and supersedes and replaces any prior understanding, agreement or statement of intent, in each case written or oral, of any kind and every nature with respect hereto. Any provision of this Agreement may be amended, modified or waived in whole or in part at any time by an agreement in writing between the parties executed in the same manner as this Agreement. (b) The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, will operate as a waiver thereof, nor will any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 8.9. Counterparts. This Agreement may be executed in any number of separate counterparts each of which when so executed will be deemed to be an original and all of which together will constitute one and the same agreement.

Section 8.10. Currency Indemnity. U.S. Dollars is the sole currency of account and payment for all sums payable under or in connection with this Agreement. Any amount received or recovered in a currency other than U.S. Dollars by any Person in respect of any sum expressed to be due to it will only constitute a discharge to the extent of the U.S.-dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S.-dollar amount is less than the U.S.-dollar amount expressed to be due to the recipient under this Agreement, the Person making such payment will indemnify such recipient against the cost of making any such purchase. For the purposes of this Section 8.10, it will be sufficient for the recipient to certify (indicating the sources of information used) that it would have suffered a loss had an actual purchase of U.S.

Dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. Dollars on such date had not been practicable, or the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from any other obligations under this Agreement, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Person and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Agreement or any other judgment or order.

IN WITNESS WHEREOF, each party has caused this Agreement to be executed in Miami, Florida on its behalf by its representatives thereunto duly authorized, all as of the day and year first above written.

NORTHSOUND CORPORATION		DEL MONTE (PINABANA) CORP.

By:	/s/ Jack Loeb Smit	By:	/s/ Hani El-Naffy
Name:	Jack Loeb Smit	Name:	Hani El-Naffy
Title:	Secretary	Title:	President

RED CROWN DEVELOPMENT INC.

By:	/s/ Jack Loeb Smit
Name:	Jack Loeb Smit
Title:	Attorney in Fact

JAS INVESTMENTS CORP.

By:	/s/ Jack Loeb Smit
Name:	Jack Loeb Smit
Title:	Attorney in Fact

EXHIBITS

A – Form of Non-Compete

B – Form of Services Agreement

SCHEDULES

2.1 – Purchase and Sale of Shares

2.2 – Conditions Precedent

2.3 – Examples of Calculation of Receivables Related Payments

3.4 – Capital Stock

3.6 – Assumed Liabilities & Scheduled Receivables

3.7 – Absence of Certain Changes

3.8 – Compliance

3.9 – Permits

3.10 – Actions and Proceedings

3.11 – Employee Matters

3.12 – Environmental Matters

3.13 – Intellectual Property

3.14 – Real Property

3.15 – Tangible Personal Property

3.16 – Material Contracts

3.17 – Customer Relationships

3.18 – Related Party Transactions

3.19 – Taxes

3.20 – Bank Accounts

4.9 – Brokerage

7.1 – Certain Persons Not Subject to Section 7.1

7.3 – SIELSA contracts